Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated May 11, 2026

Registration No. 333-278527

TERM SHEET

$500,000,000

6.219% Fixed-to-Floating Rate Subordinated Notes due 2036

Term Sheet

Issuer:	Valley National Bancorp (the “Company” or “Issuer”)

Security:	6.219% Fixed-to-Floating Rate Subordinated Notes due 2036 (the “Notes”)

Aggregate Principal Amount:	$500,000,000

Expected Security Rating*:	Baa3 (stable) by Moody’s Ratings BBB (stable) by Kroll Bond Rating Agency BBBH (stable) by Morningstar DBRS

Trade Date:	May 11, 2026

Settlement Date:	May 14, 2026 (T+3)

Maturity Date (if not previously redeemed):	June 1, 2036

Benchmark Treasury:	UST 3.875% due April 30, 2031

Benchmark Treasury Price:	99-04.25

Benchmark Treasury Yield:	4.069%

Spread To Benchmark Treasury:	215 basis points

Re-offer Yield:	6.219%

Coupon:	From and including the Settlement Date to, but excluding, June 1, 2031, or the date of earlier redemption (the “fixed rate period”) 6.219% per annum, payable semiannually in arrears. From and including June 1, 2031 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of Notes — Interest”), plus a spread of 243 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: June 1 and December 1 of each year, commencing on June 1, 2026. The last interest payment date for the fixed rate period will be June 1, 2031.

Floating rate period: March 1, June 1, September 1, and December 1 of each year, commencing on September 1, 2031.

Record Dates:	The fifteenth calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360.

Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of June 1, 2031, but not prior thereto (except upon the occurrence of certain events specified above under “Special Redemption”), and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve (or, as and if applicable, the rules of any successor appropriate bank regulatory agency) (“Federal Reserve Approval”), at a price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may, at its option, redeem the Notes at any time, including prior to June 1, 2031, in whole, but not in part, subject to obtaining the Federal Reserve Approval, upon the occurrence of (i) a “Tax Event” (as defined under “Description of Notes — Redemption” in the prospectus supplement), (ii) a “Tier 2 Capital Event” (as defined under “Description of Notes — Redemption” in the prospectus supplement), or (iii) the Company becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), in each case, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. The Notes may not otherwise be redeemed prior to the Maturity Date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use an amount equal to the net proceeds from this offering to redeem, repurchase, repay, satisfy and discharge or otherwise repay, in part or in full, its 3.00% fixed-to-floating rate subordinated notes due June 15, 2031 and for general corporate purposes.

Price to Public:	100%

Ranking:	The Notes will be the Company’s general unsecured subordinated obligations and will be:

• junior in right of payment and upon the Company’s liquidation to any existing and all future Senior Debt (as defined under “Description of Notes” in the prospectus supplement);

• junior in right of payment and upon the Company’s liquidation to any of its existing and all of its future general creditors;

•

equal in right of payment and upon the Company’s liquidation with any existing and all future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including its 3.00% fixed-to-floating rate subordinated notes due June 15, 2031 and its 6.25% fixed-to-floating rate subordinated notes due September 30, 2032.

•

senior in right of payment and upon the Company’s liquidation to (i) its existing junior subordinated debentures underlying outstanding trust preferred securities, and (ii) any indebtedness the terms of which provide that such indebtedness ranks junior to the Notes;

• effectively subordinated to all of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•

structurally subordinated to all of the existing and future indebtedness, deposits and other liabilities of the Bank and its other current and future subsidiaries, including, without limitation, the Bank’s depositors, liabilities to general creditors and liabilities arising during the ordinary course or otherwise.

As of March 31, 2026, the Company (at the holding company level) had no indebtedness ranking senior to the Notes other than liabilities of approximately $74.9 million to general creditors. In addition, as of such date, the Company had $450 million in aggregate principal amount of indebtedness (consisting of $300.0 million in aggregate principal amount of its 3.00% fixed-to-floating rate subordinated notes due June 15, 2031 and $150 million in aggregate principal amount of its 6.25% fixed-to-floating rate subordinated notes due September 30, 2032) ranking equally with the Notes and approximately $57.9 million in aggregate principal amount of indebtedness (consisting of its junior subordinated debentures) ranking junior to the Notes. As of March 31, 2026, the Bank had $52.9 billion in total deposits, $2.1 billion of Federal Home Loan Bank (“FHLB”) advances, $63.9 million of securities sold under agreements to repurchase, and no federal funds purchased, and the Bank and its other subsidiaries had approximately $1.0 billion of other liabilities, excluding intercompany liabilities, to which the Notes will be structurally subordinated. The FHLB advances are secured by mortgage loan related collateral and the customer repurchase agreements are secured by investment securities.

CUSIP / ISIN:	919794AH0 / US919794AH02

Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company, Morgan Stanley & Co. LLC

Co-Managers:	RBC Capital Markets, LLC, R. Seelaus & Co., LLC

*

An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the subordinated notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Keefe, Bruyette & Woods, Inc. toll free at (800) 966-1559 or Morgan Stanley & Co. LLC toll free at 866-718-1649.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

We expect that delivery of the Notes will be made against payment therefor on or about May 14, 2026, which will be the third business day following the date of pricing of the Notes, or “T+3.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the settlement date will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Note that documents transmitted by e-mail may be altered or changed during the process of transmission and none of Valley National Bancorp, Keefe, Bruyette & Woods, A Stifel Company, Morgan Stanley nor any of their respective affiliates accepts liability or responsibility for any alteration or change.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.